April 11, 2006

Via Facsimile & Edgarlink

Securities and Exchange Commission

Division of Corporation Finance

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Attn:    William A. Bennett, Esq.

Re:	Path 1 Network Technologies Inc.

Amendment No. 3 to Registration Statement on Form S-3

Filed April 10, 2006

File No. 333-130876

Dear Mr. Bennett:

Path 1 Network Technologies Inc. (the “Company”) hereby withdraws the acceleration request letter dated April 10, 2006, which had been signed and submitted on the Company’s behalf by our legal counsel Hayden Trubitt. That letter had requested that the effective date for the Registration Statement, as amended and referred to above, be accelerated to 3:00 p.m. Eastern Time on Tuesday, April 11, 2006, or as soon thereafter as practicable. The Company will instead be submitting to you, now (separately), a new acceleration request letter dated April 11, 2006 to request that the effective date for the Registration Statement, as amended and referred to above, be accelerated to 5:30 p.m. Eastern Time on Tuesday, April 11, 2006, or as soon thereafter as practicable.

Very truly yours,

Path 1 Network Technologies Inc.

By:	/s/ Jeremy Ferrell
Jeremy Ferrell, Interim Chief Financial Officer

cc: Thomas Tullie